July 7, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Joseph Cascarano, Senior Staff Accountant

Re:	OneSpan Inc.
Form 10-K for fiscal year ended December 31, 2022
Response dated June 29, 2023
Commission File No.: 000-24389
Dear Mr. Cascarano:
    We set forth below our response to the comment of the staff of the Securities and Exchange Commission (the “Commission”) communicated in its letter addressed to OneSpan Inc. dated June 29, 2023.

Form 10-K For the Fiscal Year Ended December 31, 2022

Key Business Metrics and Non-GAAP Financial Measures

Adjusted EBITDA, page 46

2. We note your response to prior comment 2. We continue to believe that calculations of Adjusted EBITDA that eliminate recurring cash-based compensation incurred during the ordinary course of business would be inconsistent with the guidance in Rule 100(b) of Regulation G and Q&A 100.01 of the C&DI on Non-GAAP Financial Measures. In light of the amounts involved in 2022, in future filings, please explain and quantify the cash incentive awards as a percentage of total grant date value of LTIP awards in a footnote to your reconciliation and in the MD&A, indicating that the cash component of the LTIP is not material.

Company Response: In future filings, to the extent the Company excludes cash-based compensation from its calculation of Adjusted EBITDA, the Company will revise its presentation to explain and quantify cash incentive awards as a percentage of total grant date value of LTIP awards in a footnote to the reconciliation in the MD&A. The revised presentation will indicate that the cash component of the LTIP is not material.

Very truly yours,

/s/ Jorge Martell
Jorge Martell

Chief Financial Officer